Equinor ASA - Key information relating to full redemption of bond loan

Issuer: Equinor ASA (OSE:EQNR, NYSE:EQNR)

ISIN for bond loan: NO0010689607

Original maturity date: 16 September 2025

New maturity date: 9 September 2024

Redemption price: NOK 99.56

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.

For further information, please contact:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584